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                                                                    Exhibit 9(a)


                          SM7 APARTMENT INVESTORS, INC.
                           5520 LBJ Freeway, Suite 500
                               Dallas, Texas 75240




                                January 14, 1999


Dear Limited Partner:

         As we communicated to you last week, MP Value Fund 4, LLC; Moraga-Dewaay Fund, LLC; and MP Value Fund 6, LLC (collectively, the "Purchasers") have made an offer (the "Offer") to purchase up to 3,324 units of limited partnership interest ("Units") of S/M Real Estate Fund VII, Ltd. (the "Partnership") at a price of $65 per Unit. Please note that affiliates of a former member of the Purchasers' group offered a price of $10 and $35 per Unit in January 1998 and August 1998, respectively.

         The attached Schedule 14D-9 replaces in its entirety the materials we previously sent to you dated January 6, 1999. Please disregard the previous mailing.

         AFTER CAREFULLY REVIEWING THE OFFER, THE GENERAL PARTNERS BELIEVE THAT THE PRICE PER UNIT OFFERED TO YOU BY THE PURCHASERS IN THE OFFER MAY NOT FAIRLY COMPENSATE YOU FOR YOUR INTEREST IN THE PARTNERSHIP AND, THEREFORE, RECOMMEND THAT YOU DO NOT TENDER YOUR UNITS PURSUANT TO THE OFFER.

         As stated in our earlier correspondence, we believe that the purchasers' underlying objective is to purchase your units at a substantial discount. In determining to recommend that Limited Partners do not tender their Units in the Offer, the General Partners considered a number of factors, including, without limitation, the following:

                  (1) The price offered by the Purchasers in the offer is approximately 50% below the General Partnership's estimate of net asset value of $130 per Unit. This estimated net asset value was calculated based on a recent appraisal, which valued the Fifth Avenue Apartments (the "Property") at approximately $8 million, adjusted for the cost of sales, the Partnership's remaining assets and liabilities and liquidation expenses. The appraisal was completed in September 1998 as a part of a refinancing that was completed on December 3, 1998. Of course, the actual realizable value per Unit upon a sale of the Property and liquidation of the Partnership would depend on many other factors, including the actual selling price of the Property and Partnership liquidation expenses.

                  (2) The General Partners believe that the Offer does not adequately reflect the favorable impact of the recent refinancing of the Property. In the refinancing, the Partnership entered into a new loan, which will reduce debt service payments in 1999 by approximately $170,341 (approximately a 25% reduction from the previous loan) and provides for $114,375 to be used for the replacement of the existing roof. Although there can be no assurance, the General Partners believe that this refinancing will improve the financial condition of the Partnership and may enable the General Partners to realize a greater sales price than the current appraisal value.

                  (3) The General Partners' plan, over the next two years is to complete the improvements described above and market the Property for sale in an orderly fashion, with the goal of selling the Property to maximize liquidating cash distributions to Limited Partners. Although there can be no assurance as to a



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         particular selling price, it is anticipated that planned improvements to the Property may allow the actual selling price to exceed the current appraised value. There can, however, be no assurance as to when or whether a sale will occur, or whether such a sale will be on terms favorable to the Partnership.

                  (4) The tender of Units pursuant to the Offer may constitute a taxable event to the participating Limited Partner.

         IN SUMMARY, WE DO NOT BELIEVE THAT THE OFFER IS IN YOUR BEST INTEREST. WE RECOMMEND THAT YOU DO NOT TENDER ANY UNITS AND DO NOT SIGN THE FORMS SENT TO YOU BY THE PURCHASERS.

         In arriving at their recommendation, the General Partners of the Partnership gave careful consideration to the factors described in the attached Amendment No. 1 to Schedule 14D-9, which is being filed today with the Securities and Exchange Commission. This document contains important information relating to the Offer, and we urge you to read it carefully.

         We will, of course, keep you informed of significant events concerning the Partnership. If you have any questions, please call S/M VII Investor Services at (972) 404-7106.

Very truly yours,

SM7 Apartment Investors Inc.                   Murray Realty Investors VII, Inc.
a general partner                              a general partner



Richard E. Hoffmann                            Charles W. Karlen
President                                      Vice President






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